

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

John G. Robinson
President
Teryl Resources Corp.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

Re: **Teryl Resources Corp.**
Form 20-F for Fiscal Year Ended May 31, 2010
Filed December 1, 2010
Commission File No.: 0-31076

Dear Mr. Robinson:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Mark Shannon
Branch Chief